UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING




(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
                       [ ] Form N-SAR



                            For Period Ended:    July 31, 2001
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OR


                                      [ ] Transition Report on Form 10-K
                                      [ ] Transition Report on Form 20-F
                                      [ ] Transition Report on Form 11-K
                                      [ ] Transition Report on Form 10-Q
                                      [ ] Transition Report on Form N-SAR
                                      For the Transition Period Ended

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

               Nothing  in this  form  shall  be  construed  to  imply  that the
               Commission  has  verified  any  information   contained   herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

LOGISTICS MANAGEMENT RESOURCES, INC.
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Full Name of Registrant

US TRUCKING, INC.
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Former Name if Applicable

10602 Timberland Circle, No. 9
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Address of Principal Executive Office (Street and Number)

Louisville, Kentucky  40223
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]         (a)        The reasons described in reasonable detail in Part
                              III of this form could not be eliminated without unreasonable effort or expense;

       [X]         (b)        The subject annual report, semi-annual report,
                              transition report on Form 10-K, Form 20-F, 11-K or
                              Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [  ]          (c)      The accountant's statement or other exhibit
                              required by Rule 12b-25(c) has been attached if applicable.


                                                 (Attach Extra Sheets if needed)
                                                                 SEC 1344 (6/94)

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)

Due to several, recent transactions the Company was unable to complete its financial statement information in time to timely file the Form 10-QSB without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Dan L. Pixler                             (502) 339-4000
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         (Name)                                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [X] Yes    No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company estimates it will report revenues of approximately $2,400,000 for the six months ended July 31, 2001 compared to $40,366,390 for the comparable period of the prior year, and the net loss for the twelve months ended July 31, 2001 is estimated to be $(1,500,000) as compared to net income of $5,849,226 for the prior year period.

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                      LOGISTICS MANAGEMENT RESOURCES, INC.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date            August 14, 2001             By: /s/ Dan Pixler
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                                            Name:  Dan Pixler
                                            Title: President